May 24, 2011
Jay Williamson
John Reynolds
Assistant Director
United States
Securities and Exchange Commission
Washington, D.C. 20549

RE:     Cheval Resources Corporation
Registration Statement on Form S-1/A
Filed May 2, 2011
File No. 333-172954

Dear Mr. Williamson;

The following are the responses to your comment letter of May 11, 2011.

General Comments

1.
We note your response to prior comment one from our letter dated April 12, 2011; however, we are unable to understand how you “revised to ensure that both the primary and resale offerings comply with the substantive and procedural requirements of Rule 419.”   Please revise your offering and the disclosure in the Form S-1 to clarify how the resale offering will comply with the substantive and procedural requirements of Rule 419, including the escrow provisions for cash proceeds from, and securities sold in, the resale offering.  Further, please disclose the termination date of the resale offering.

S-1 disclosure revised to show that cash proceeds and shares sold in from the resale offering are subject to the escrow agreement and shall be promptly deposited therein. This disclosure has also been clarified in the Escrow Agreement.  Disclosed that the resale offering will terminate  a maximum of 360 days from the effective date of the registration statement.

Risk Factors, page 7

2.
On page nine you indicate that “[a]ny combination must have [a] fair market value or net assets in excess of 80% of the amount sold in the offering.”   Please reconcile this statement to Rule 419(e)(1) which refers to 80 percent of the maximum offering proceeds.   In this respect, please note that the maximum offering proceeds should be based on the registration fee table, $22.5 million.

Revised to indicate that any combination must have a fair market value or net assets inexcess of 80% of the maximum offering proceeds ($22.5 million) which equates to a fairmarket value or net assets of at least $18,000,000.

Jay Williamson
May 24, 2011

Capitalization, page 7

3.
We note that the total stockholders’ (deficit) in your capitalization table has increased by $90,900 (minimum offering) and $4,510,000 (maximum offering).   Please revise your capitalization table based on the net proceeds to the Company from your minimum and maximum offerings.   In this regard, it appears to us that common stock should have increased to $4,020 (minimum offering) and $5,000 (maximum offering) based on the minimum of 200,000 and maximum of 10,000,000 shares of common stock, and that the remaining net proceeds should have been applied to additional paid in capital.

Revised to show common stock increasing by $4,020 and $5,000 and the remainder of net proceeds applied to additional paid in capital.

Use of Proceeds, page 14

4.	We note your responses to prior comments 17 and 18. It is unclear why the 10% releasable from escrow is shown as being placed in your escrow in your table. Please revise or advise.

Revised to clarify that the 10% is releasable from escrow and not held in escrow upon the closing of the offering.

5.	Please estimate, either here or in another appropriate location, the amount of funds necessary to carry out your search for, and negotiate with, a target.

Estimate of $50,000 to $90,000 for search and negotiation has been added to the footnoteto the Use of Proceeds section.

6.
We note that you deduct offering expenses of $2,819 from your minimum and maximum offering proceeds in the Dilution table on page 15.   Please tell us why you do not also deduct offering expenses to arrive at net proceeds in your Capitalization table (page 7) or Use of Proceeds table (page 14).

Dilution table revised to reflect that the offering expenses have already been paid and will not be paid out of the offering proceeds and therefore do not affect the calculation of the  net offering proceeds nor the dilution.

7.
Your table and footnote one reflect funds available for general working capital purposes.  However, these funds are subject to the escrow provisions of Rule 419 and will only be available to you assuming a business combination is consummated in which no cash consideration is paid.  Please explain the disclosed uses or revise to more clearly address.

Jay Williamson
May 24, 2011

Revised to clearly reflect that these funds are subject to the escrow provisions of Rule 419 and will only be available to the Company assuming a business combination is consummated in which no cash consideration is paid and that there are no known uses for these funds at this time but that they may not be used for salary or reimbursement of expenses.

Item 6.  Dilution, page 15

8.
We note your disclosure on page II-1 that offering expenses of $3,758 have already been paid for by the sole officer and director and that there is no agreement as to the repayment of these funds.    We further note the offering expenses of $2,819 that you deduct from your minimum and maximum offering proceeds in the dilution table.    Please quantify for us the total estimated offering expenses, and tell us what amount will be paid by your sole officer and director and what amount will be deducted from gross offering proceeds.  Also revise your disclosures and dilution table as necessary.

It is estimated that offering expenses will total approximately $3,758 and all offering expenses have already been paid by the officer and director.  The Dilution table has been revised to reflect that the offering expenses have already been paid and will not be paid out of the offering proceeds and thus do not affect the calculation of net proceeds nor dilution.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 24

9.
We note your response to prior comment two from our letter dated April 12, 2011 and your page 28 disclosure.  In the appropriate locations in the prospectus, please revise to disclose the principal terms of the resale offering and include a statement, consistent with your response that such resales will only occur at the fixed price of $0.45/share and will only be for cash consideration.   In addition, please clarify your disclosure to indicate that any shares issued by you, or sold by your principal shareholder, in connection with a business combination, will only be made through an applicable exemption or separate registration statement because the current registration statement is unavailable to cover such issuance.

Revised to disclose the terms of the resale offering including that such resales will only occur at the fixed price of $0.45/share and will only be for cash consideration and any shares issued by the Company or sold by our principal shareholder, in connection with a business combination, will only be made through an applicable exemption or separate registration statement because the current registration statement is unavailable to cover such issuance.

Plan of Distribution, page 16

Jay Williamson
May 24, 2011

10.	We reissue prior comment 25. Please revise your disclosure to indicate what states the offering will be conducted in.

Revised to disclose the offering will only be conducted in Florida.

Background of Directors, Executive Officers, and Control Persons, page 31

11.
You do not appear to have removed the statements referenced in prior comment 34 concerning Mr. O’Dare’s financial wherewithal and ability to consummate a business transaction.   Accordingly, our comment is reissued.   Please remove this and similar statements from your document or provide a reasonable basis for them.

Statements regarding Mr. O’Dare’s financial wherewithal and ability to consummate abusiness transaction have been deleted from the Background of Directors, ExecutiveOfficers and Control Persons section.

Exhibits

Exhibit 10.1

12.
We note the revisions made in response to prior comments 40 and 41.  However, we continue to note terms which appear inconsistent with Rule 419, the revised offering circular and the responses in the cover letter accompanying the amended registration statement.  Please revise as appropriate.

Escrow Agreement further revised to reflect that both the resale proceeds and stock sold under the resale offering will be placed into the escrow and are subject to the provisions of Rule 419 exactly as the proceeds and securities from the new issue offering.

13.
Given the nature of the changes to the escrow agreement, it was unclear why the agreement was still dated March 15, 2011, which preceded our prior letter.  Please confirm that you have obtained an updated and signed copy of this agreement from the escrow agent and file it with the corrected date.

Updated and signed Escrow Agreement attached as Exhibit 10.1.

Sincerely,

/s/ Rory O’Dare
Rory O’Dare, President
Cheval Resources Corporation